111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

December 24, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	National General Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 18, 2013

File No. 333-190454

Dear Mr. Riedler:

On behalf of National General Holdings Corp. (the “Company”), we are writing to respond to the comments raised in the Staff’s letter to the Company dated December 13, 2013, and in a subsequent telephone call with the Staff on December 19, 2013. The responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed October 18, 2013 (the “Registration Statement”).

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Securities and Exchange Commission

December 24, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Income taxes, page 54

1.	From our phone conversation on December 12, 2013 we understand that you have re-evaluated portions of your response to our previous comment 1. Please provide us your revised analyses that support:

•	The identification and measurement of intangible assets in your acquisition of the Luxembourg reinsurer, Capgemini Reinsurance Company S.A. In your analysis please explain why what you identify meets the requirements to be separately identifiable assets and how you determined their fair value.

•	That the legal entity you acquired represents a business clarifying the inputs and processes acquired and how those inputs and the processes applied to those inputs provide or have the ability to provide outputs. Please specifically identify those outputs.

Response: In response to this comment, the Company provides the following analysis in support of its view that the acquisition of the Luxembourg reinsurer constituted a business combination that included an identifiable and measurable intangible asset.

A. The Acquired Luxembourg Reinsurer is a Business.

The Company has determined that the Luxembourg reinsurer meets the definition of a business in accordance with the guidance in ASC 805. ASC 805-10-20 defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” Furthermore, implementation guidance in ASC 805-10-55-4 specifies input, process and output as the three elements of a business. Set forth below is the Company’s identification and analysis of the input and processes acquired and how this input and the associated processes have the ability to provide outputs.

1. Input. ASC 805-10-55-4 defines input as “any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.” At the time of the Company’s acquisition of the Luxembourg entity, the entity held a Luxembourg license together with sufficient statutory capital to allow it to operate as a licensed reinsurance company and conduct reinsurance business in Luxembourg. As such, the reinsurance license and the statutory capital acquired by the Company in the acquisition constitute inputs for purposes of ASC 805-10-55-4 because they are economic resources that, when the processes as described in subsection 2 below are applied to them, have the ability to create the outputs as described in subsection 3 below.

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December 24, 2013

2. Process. ASC 805-10-55-4 defines process as “any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs.” Consistent with being a business, the Luxembourg reinsurer displays many characteristics that are processes. These include strategic management processes (such as the financial and strategic management processes described below), operational processes (such as the underwriting, claims and reinsurance placement processes described below) and regulatory compliance processes (such as the compliance processes described below). The processes in effect following the acquisition of the reinsurer are substantially the same as the processes that were in effect immediately prior to the acquisition.

The Luxembourg reinsurer is managed by a corporate manager (“Manager”) pursuant to a management services agreement (“management agreement”). The Manager prior to the acquisition continues to be the Manager following the acquisition. Further, under Luxembourg regulatory requirements, the reinsurer is required to have a licensed and experienced general manager, or Dirigeant Agréé, approved to serve in this position by the Luxembourg regulatory authorities. This individual currently serving in this capacity is the same person who served in this role prior to the acquisition, further reflecting the continuity of management of the business.

There are many processes carried out by the Manager that are documented in the management agreement. Examples of these processes, which were carried out by the Manager both prior to and following the acquisition, include the following:

•	Financial and Strategic Management: producing cash flow forecasts, monitoring capital requirements, assisting with preparation and monitoring of business plans, calculating and monitoring adequacy of reinsurance premiums and loss reserves, budgeting, and preparing accounting entries, statutory financial statements and tax returns.

•	Underwriting: reviewing and executing reinsurance contracts and assisting with the design of reinsurance programs.

•	Claims: monitoring and settling claims, facilitating access to actuarial support, verifying and analyzing claims payment requests to ensure limits and aggregates have been correctly computed, monitoring aggregate limits on reinsurance programs and liaising with reinsurance brokers.

•	Reinsurance Placement: drafting reinsurance strategy and placement of reinsurance programs, in consultation with the board of directors.

•	Compliance: maintaining all company licenses in good standing, managing process of obtaining regulatory approvals for business plan and any changes, and handling data protection act registration and compliance.

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December 24, 2013

As noted above, the Manager has continued to carry out its management processes with respect to the Luxembourg reinsurer in the same manner following the acquisition as prior to the acquisition. Similarly, the reinsurer continued to operate pursuant to its business plan both before and after the acquisition. Under Article 12 of the Grand Ducal Regulation, the acquisition of the reinsurer by the Company was deemed to constitute a substantial amendment of the business plan. Any substantial amendment of the business plan must be approved by the Commissariat aux assurances. Because the regulator approved the continuation of the equalization reserves of the Luxembourg reinsurer as part of its approval of the acquisition and the amended business plan, the acquisition was treated for Luxembourg regulatory purposes as a continuation of the reinsurer’s business. The continuity of the equalization reserves, the business processes and business plan are characteristics of a business.

3. Output. ASC 805-10-55-4 defines output as “the result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” It also states that outputs need not be present at the acquisition date for an integrated set of activities and assets to be a business.

The Company derives an economic benefit from its acquisition of the Luxembourg reinsurer in the following forms:

•	If the Company is able to utilize the equalization reserves, it will realize an economic benefit of approximately $10 million over time. As documented in its business plan, the Company expects to realize this economic benefit over a period of 3 to 5 years through the continuation of the business processes described above.

•	The Company has the ability to use this Luxembourg company as a reinsurance platform to reinsure third party business, and to reinsure direct business written by its Luxembourg insurance subsidiary. Under Luxembourg law, a Luxembourg insurer generally cannot cede risks directly to a foreign reinsurer. This limits the Company’s ability to cede third-party risks originally underwritten in Luxembourg to Bermuda and other non-Luxembourg domiciled reinsurance subsidiaries. Therefore, the Company’s Luxembourg insurance company can only access the capital of the Company’s Bermuda and other non-Luxembourg domiciled reinsurance subsidiaries by first ceding business to a Luxembourg reinsurer. The Company did not have these capabilities prior to the acquisition. The ability to reinsure third party business, and to permit its Luxembourg insurance subsidiary to access the capital of its Bermuda and other reinsurance subsidiaries, will result in additional economic benefit to the Company.

Securities and Exchange Commission

December 24, 2013

4. Other Authoritative Support. The Company’s position that its acquisition of the Luxembourg reinsurer constituted the acquisition of a business is further supported by the following authorities:

•	ASC 805-10-55-6 states “Nearly all businesses also have liabilities, but a business need not have liabilities.” The Company’s acquisition of the Luxembourg reinsurance company included an assumed Luxembourg statutory equalization reserve of $130 million, which resulted in recognition of U.S. GAAP liability of $39 million. From a Luxembourg statutory accounting standpoint, the $130 million reserve resulted from the predecessor company’s on-going reinsurance operations. This liability and the associated rights and obligations were transferred to and assumed by the Company as a result of the business combination. The utilization of this liability continued after the transaction closed. In addition, the Company also assumed accounts payable of $73,000 at the acquisition date. These payables related principally to accrued management fees and accrued audit fees. The Luxembourg reinsurer did not have any other significant assets or liabilities at the acquisition date because the reinsurance agreements that existed between the seller and the Luxembourg reinsurer were novated and settled at the acquisition date. However, the Luxembourg regulations require the approval, prior to the closing of the acquisition, of a new reinsurance agreement to replace the novated agreement. These acquired liabilities were generated by a business and assumed by the Company, which is indicative of a business combination under ASC 805.

•	ASC 805-10-55-9 states “In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business.” As noted above, the Luxembourg reinsurer has all the elements of a business (i.e., inputs, processes and outputs) and there is no other evidence that overrides this presumption. The Company’s acquisition of the Luxembourg reinsurer resulted in goodwill recognition, which further supports the Company’s conclusion that the acquisition is a business combination.

•	ASC 805-10-55-5 states “a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.” Market participant is defined as buyers and sellers in the principal market that are independent, knowledgeable and willing to enter into a transaction. The Company is a market participant in the insurance industry. Furthermore, ASC 805-10-55-8 states “Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.”

In the case of the Luxembourg reinsurer, the Company acquired a turnkey reinsurance operation. Under this guidance the Company, as a market participant, has

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the ability to utilize the acquired set of activities and assets to generate outputs by integrating the existing operations with its own inputs and processes. The only change to the existing reinsurance process was the change in reinsurance agreements. The reinsurance agreements that existed between the seller and the Luxembourg reinsurer were novated and settled at the acquisition date. This is the primary reason that the Luxembourg reinsurer did not have any other significant assets or liabilities at the acquisition date. However, the novated agreement was immediately replaced with a new reinsurance agreement that was approved by the Luxembourg regulator. This approval was a pre-condition for the closing to occur. Even though the existing reinsurance contract was novated prior to the Company’s acquisition, the Company, as a market participant, had the ability to replace that contract with a new reinsurance contract to continue the business. All other processes as described above essentially remained the same prior to and after the acquisition. Consistent with the U.S. GAAP guidance above, the Company and its independent auditor concluded the acquired Luxembourg reinsurer is a business.

5. SEC Guidance. SEC guidance on determining whether a registrant acquired a business or an asset supports the Company’s position that the acquisition of the Luxembourg reinsurance company is properly recorded as a business combination. Rule 11-01(d) of Regulation S-X states “For the purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.” (Emphasis added).

Set forth below is an application of the facts and circumstances to be considered under Rule 11-01(d) (1) and (2) to the Luxembourg reinsurer:

	Factor	As applied to Luxembourg Reinsurance Co.
1.	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction	Yes. The nature of the insurance operations remained the same after the acquisition by the Company. Another source of revenue was investment income which also remained the same after acquisition.

2.	Whether any (emphasis added) of the following attributes remain with the component after the transaction:

	i. Physical facilities	Not applicable

	ii. Employee base	The Reinsurance Company had a contract with a management company to manage the day to day operations rather than employees. This arrangement remained unchanged post acquisition. Thus, employee base remained the same.

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iii. Market distribution system	There are over 250 licensed reinsurers in Luxembourg. The ownership of a Luxembourg reinsurer provides the Company with a platform to conduct and expand insurance business in and outside of Luxembourg.

iv. Sales force	Not applicable – both before and after the acquisition, only inter-company risks are insured.

v. Customer base	Not applicable – both before and after the acquisition, only inter-company risks are insured.

vi. Operating Rights	Operating rights remained the same pre- and post-acquisition. In order to operate as a reinsurance company, the company must be licensed by the Luxembourg regulator. Approval by the regulator was required to consummate the transaction, and was obtained.

vii. Trade Name	The Company applied for, and received the approval, to change the name of the reinsurance company to reflect the Company’s brand.

The facts and circumstances described above demonstrate that the Luxembourg reinsurer displays many characteristics of a business, further supporting the Company’s conclusion that the Luxembourg reinsurer is a business.

6. Other Considerations. The Company’s position that the acquisition of the Luxembourg reinsurer should be viewed as the acquisition of a business is further supported by the following considerations, which demonstrate sufficient continuity of the acquired entity’s operations.

The operations of the Luxembourg reinsurer are similar in nature in many respects to many of the Company’s other U.S. and Bermuda domiciled subsidiaries, which are also businesses. Set forth below are some of the similar processes and protocols in effect for the Luxembourg reinsurer both immediately before and immediately following the acquisition and similarities with the characteristics of the Company’s U.S. and Bermuda domiciled subsidiaries:

	Luxembourg Reinsurer		U.S. and Bermuda insurance subsidiaries
	Pre- Acquisition	Post- Acquisition
License or certificate of authority issued by the regulator	Yes	Yes	Yes

Operated pursuant to a written business plan approved	Yes	Yes	Yes

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December 24, 2013

by the regulator

Managed by a Manager (or by a workforce) pursuant to a Management Agreement	Yes	Yes	Yes

Enter into intercompany reinsurance transactions and have the ability to enter into reinsurance agreements with third parties	Yes	Yes	Yes

Minimum capital requirements to conduct insurance business	Yes	Yes	Yes

Establish and maintain an investment portfolio subject to regulatory investment guidelines to support statutory reserves	Yes	Yes	Yes

Annual statutory filing requirement(1)	Yes	Yes	Yes

Annual financial statement audit requirement(1)	Yes	Yes	Yes

Governance and supervision by Board of Directors	Yes	Yes	Yes

Preparation of annual tax returns(2)	Yes	Yes	Yes

Maintenance of detailed books and records	Yes	Yes	Yes

Maintenance of bank accounts and investment accounts	Yes	Yes	Yes

(1)	The statutory financial statements and annual financial statements of the Luxembourg reinsurer are filed with respect to the operation of the business for the entire calendar year. Although the acquisition took place in June 2012, the 2012 statutory financial statements and annual financial statements are required to include both the financial results of the business prior to acquisition (including the pre-acquisition ceded premium and claims) and the financial results of the business following the acquisition (including the post-acquisition ceded premium and claims).
(2)	The annual tax return of the Luxembourg reinsurer is filed with respect to the operation of the business for the entire calendar year, including periods prior to the acquisition in June 2012 and following the acquisition in June 2012.

As discussed in detail above, the Luxembourg reinsurer demonstrates the characteristics of a business under U.S. GAAP, Luxembourg statutory and SEC guidelines. Accordingly, the Company has appropriately concluded that the acquired Luxembourg reinsurer is a business.

B. Identification of Intangible Asset Acquired

Luxembourg reinsurance companies are subject to regulation and supervision by the Commissariat aux Assurances. Luxembourg authorities have broad regulatory, supervisory and administrative powers, including, among other things: the power to grant and revoke licenses to transact business; set the standards of solvency to be met and maintained; determine the nature of, and limitations on, investments and dividends; approve policy forms and rates in some

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December 24, 2013

instances; and regulate unfair trade and claims practices. As a function of its regulatory and supervisory tasks, the Commissariat aux Assurances issues licenses, which allow the holder to sell specified insurance products. A license is an intangible asset of a legal nature and is issuable provided the entity satisfies the requisite capital and surplus and other standards applicable to the issuance of a license, and is revocable in the event the entity should in the future fail to satisfy such standards. As such, the license is separable from the accompanying assets and liabilities of the entity to which the license is issued. As part of its acquisition of the Luxembourg reinsurer, the Company acquired a reinsurance license issued by the Commissariat aux Assurances, which permits the conduct of reinsurance business within the European Union (EU).

C. Valuation of Intangible Asset Acquired

The Company utilized the cost approach to value the reinsurance license described above. The cost approach is based on the principle of substitution, which suggests that a market participant (buyer) will pay no more for an asset than the current cost to acquire or construct a substitute asset of equal or comparable utility (often referred to as replacement cost new). The Company believes that were it to have sought to apply to obtain a new reinsurance license in Luxembourg, it would have had to devote considerable time and resources to complete the regulatory processes necessary to obtain such a license. As such, the Company believes that significant value is associated with this license.

Based on the foregoing and utilizing the cost approach to valuation, the Company estimated that the fair value of the reinsurance license was approximately $132,000 as of the date of the acquisition. The residual value of the purchase price less the fair value of the license is being reclassified to goodwill.

2.	Please expand your discussion of the calculation and application of the equalization reserve computation under chapter 3, article 12 of the Grand-Ducal Regulations 5 of December 2007 in Luxembourg. In your response please tell us separately how the equalization reserve is determined each year as well as how the ceiling you identify is calculated. To the extent useful to an understanding of these computations, please provide us quantified examples.

Response: In the previous response letter, the Company sought to convey that the Luxembourg regulations require the posting of equalization reserves. In addition, the Company sought to summarize the statutory calculation of these equalization reserves to bring attention to their primary purpose as excess or catastrophe reserves and not as a function of Luxembourg tax law. In the following paragraphs, the Company seeks to clarify and simplify the mechanical operation of calculating a company’s equalization reserves and the statutory theoretical maximum, or ceiling.

The Luxembourg regulations set forth the mechanism in which a reinsurance company calculates and posts equalization reserves. This is a two-step process. The first step is

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calculating a company’s theoretical maximum equalization reserve. This calculation is done on a line of business (LoB) basis utilizing the following formula:

LoB Average Net Earned Premiums over the last five years * given coefficient

The first variable is based on the historic premiums received by the company over the past five years or, in the case of new or acquired companies, based upon the five year premium projections provided in the amended business plan. The second variable is provided by the Luxembourg regulators. The coefficient (or multiple) is calculated using actuarial methodologies and is based on the underlying volatility of the line of business. For example, environmental liability would have higher volatility than private passenger auto, so in turn its multiple would be higher. When considering all lines of business written in a single company, the equalization reserves established can never exceed the theoretical maximum of 17.5 times the five year average net earned premiums. The coefficient provided to the Luxembourg reinsurer in connection with the acquisition was 17.5 based on the amended business plan. Accordingly, the theoretical maximum equalization reserves that can be carried by the reinsurer is $211 million. Based on the amended business plan of the reinsurer, the Company does not expect the reinsurer’s equalization reserves will approach the ceiling.

The second step in the process is calculating the amount of equalization reserve a company must post in any one year. While the regulation is detailed on this calculation, essentially a reinsurance company posts equalization reserves equal to premiums and investment income less losses and other expenses. The posting of the yearly equalization reserve should result in zero pretax income on a Luxembourg statutory and tax basis. In years where the underwriting results in a loss, the equalization provision is taken down in an amount to balance the income statement to zero pretax income (i.e. – there will not be an operating loss in any one year). Equalization reserves are accounted for cumulatively on the balance sheet and are subject to the theoretical maximums as described above.

The following example illustrates the mechanics of the accounting for the equalization reserve at the time of the acquisition and the subsequent reinsurance transactions. The following illustration assumes a company purchased a licensed Luxembourg reinsurer with statutory capital of $100,000 and minimal liabilities for a purchase price of $90,000, and that all other assets and liabilities were novated at the time of the acquisition. Below is an example of the accounting at the acquisition date.1

[1]	The following example is based on the intercompany stop loss reinsurance agreement currently in place. The Company notes that there are a variety of reinsurance arrangements that could be utilized to cede business to the Luxembourg reinsurer and those agreements could result in different eliminations entries, which, in any event, would be appropriately eliminated on a fully consolidated basis.

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	(A)		(B)
	Opening Balance Sheet
	Lux Statutory Basis	Bus Comb. Entry	U.S. GAAP
Assets
Cash & Investments	$100,000	$—	$100,000
Goodwill & Intangible	—	17,000	17,000

Total Assets	$100,000	$17,000	$117,000

Liabilities
Equalization Reserves	$90,000	$(90,000)	$—
Deferred Tax Liability(1)	—	27,000	27,000

Total Liabilities	90,000	(63,000)	27,000
Equity	10,000	80,000	90,000

Total Liability / Equity	$100,000	$17,000	$117,000

(1)	Fair value is based on 30% of equalization reserves.

At the acquisition date the company entered into an intercompany stop loss reinsurance agreement. The year to date activity after the acquisition date is summarized in the following statutory basis journal entry.

	Debit	Credit
Premiums Earned (Interco. Assumed)	—	(8,000)
Losses Paid (Interco. Assumed)	12,000	—
Expenses	1,000	—
Cash	—	(5,000)
Equalization reserve liability	5,000	—
Change in equalization reserve	—	(5,000)

	18,000	(18,000)

For the purpose of this example, this entry assumes that all reinsurance activity is settled before the end of the fiscal year. Since the reinsurance activity resulted in a loss of $5,000, the equalization reserve liability was reduced by $5,000 as well. If the reinsurance activity had resulted in a profit, the equalization reserve liability would have been increased by the same amount. This mechanism ensures that there is no pre-tax profit or loss from a Luxembourg

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statutory standpoint. As a result, the year-end balance sheet and income statement would be as follows:

	(C)	(A + C)	(D)	(B + D)
Balance Sheet:	Lux Entity - Ending Balance
	YTD Statutory Activity	Lux Statutory Basis	YTD GAAP Activity	U.S. GAAP Basis
Assets:
Cash	$(5,000)	$95,000	$(5,000)	$95,000
Goodwill & Intangible	—	—	—	17,000

Total Assets	(5,000)	95,000	(5,000)	112,000

Liabilities:
Equalization Reserves	$(5,000)	$85,000	$—	$—
Deferred Tax Liability	—	—	(1,500)	25,500

Total Liabilities	(5,000)	85,000	(1,500)	25,500
Equity	—	10,000	(3,500)	86,500

Total Liability / Equity	$(5,000)	$95,000	$(5,000)	$112,000

	(C)	(A + C)	(D)	(B + D)
	Lux Entity - Ending Balance
Income Statement:	YTD Statutory Activity	Lux Statutory Basis	YTD GAAP Activity	U.S. GAAP Basis	Elimination	Consolidated
Earned Premiums – Interco	$8,000	$8,000	$—	$8,000	$(8,000)	$—
Losses Assumed – Interco	(12,000)	(12,000)	—	(12,000)	12,000	—

Expenses	(1,000)	(1,000)	—	(1,000)	—	(1,000)
Change in Eq. Reserves	5,000	5,000	—		—	—

Change in DTL	—	—	(3,500)	1,500	—	1,500

Net Income (loss)	$—	$—	$(3,500)	$(3,500)	$4,000	$500

All intercompany balance sheet and income statement accounts are eliminated in consolidation.

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3.	Please support your assertion on page 3 of your response that the equalization reserve will be utilized in three to five years. To that end:

•	If as your disclosure in the third risk factor on page 25 of your most recent filing indicates, the equalization reserve is a catastrophe reserve in excess of required reserves, please tell us why the ceding of normal recurring business (i.e., absent a catastrophe) will cause the reserve to be utilized in three to five years.

•	Please tell us what discretion you have under Luxembourg law to cede portions of your business in a way that differs from the historical experience that was used by the Luxembourg regulator to establish the multiplier underlying your equalization reserve computation.

•	If the only way for the equalization reserve to be utilized is if future experience differs from historical and you expect to utilize the reserve over three to five years, please explain whether there is a known trend, event, commitment or uncertainty that future experience will differ significantly from historical experience that must be disclosed in MD&A.

Response:

A. Utilization of Reserve. To clarify the statement in the risk factor on page 25, the equalization reserves are compulsory volatility or catastrophe reserves required to be established by a reinsurance company under Luxembourg law. These reserves are excess reserves and are different than reserves typically maintained by U.S. insurance companies with respect to known or incurred but not reported losses. In advance of the Company’s acquisition of the Luxembourg reinsurer, it was required to submit an amended business plan to the Luxembourg regulators to obtain approval of the acquisition and to support its ability to maintain or utilize the equalization reserves on a going forward basis. The equalization reserves of the acquired company had been created and maintained by the former owner. This amended business plan includes the terms of the proposed reinsurance agreement and a detailed review of the proposed business that the Company expects to cede to the Luxembourg reinsurer, including a review of the projected volatility of such business. The review of the projected volatility of the business to be ceded is used to establish the appropriateness of the continuation of the current level of equalization reserves on a going forward basis immediately following the acquisition. This initial determination typically remains in effect for a five year period.

The intercompany reinsurance agreement approved by the Luxembourg regulators is a stop loss reinsurance agreement under which the Company pays reinsurance premiums and cedes losses and expenses in excess of the attachment point to the Luxembourg reinsurer. Under the approved business plan and reinsurance agreement, it is expected that the ceded losses and expenses net of reinsurance premiums paid will cause the equalization reserve to be fully utilized

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in three to five years. As stated in this letter in the response to comment 2, upon consolidation, the effects of this intercompany reinsurance agreement are eliminated.

B. Discretion Over Ceding of Business. Based on the business plan submitted, once the Luxembourg regulator approves the level of the equalization reserves that may be maintained or utilized following the acquisition, no material change to the approved business plan, approved reinsurance agreement or approved business to be ceded to the Luxembourg reinsurer may be made without the approval of the Luxembourg regulators.

C. Trends Regarding Future Experience. As explained above, under the approved business plan and reinsurance agreement, it is expected that the ceded losses and expenses net of reinsurance premiums paid will cause the equalization reserve to be fully utilized in three to five years. The actual utilization of equalization reserves is dependent upon actual reinsurance premiums, losses and expenses ceded to the Luxembourg reinsurer during a particular period. Accordingly, the Company does not believe that any disclosure is required in MD&A with respect to utilization being based on changes from historical performance.

4.	On page 8 of your response in section D of your response to comment 1, you indicate your belief that the equalization reserve is not representative of a deferred tax liability in part because any reduction in the deferred tax liability is not taken as a benefit in any tax return and to do so would “artificially lower” your effective tax rate. As taxes must be computed at the jurisdictional level, please explain to us why the reduction in the future tax obligation due to Luxembourg through the reduction of the equalization reserve is not a tax benefit and why this benefit is not merely a foreign tax rate differential resulting from your tax planning strategy to utilize a captive Luxembourg reinsurer.

Response: As previously discussed with the Staff, the Company recognizes that a literal reading of ASC 740 would seem to indicate that a deferred tax liability should be recorded related to the difference between the GAAP book basis and the Luxembourg tax basis of the equalization reserve liability. Specifically, ASC 740-10-25-20 states:

“…a difference in the tax basis of an asset or liability and its reported amount in the statement of financial position will result in taxable or deductible amounts in some future year(s) when the reported amount of assets are recovered or the reported amounts of liabilities are settled.”

While the Company would agree that there is a difference between the book and tax basis of the equalization reserves at acquisition, the Company has the ability through its intercompany reinsurance arrangement to cause a reduction of this specific liability not through settlement of the liability but rather through conversion of that liability into another liability (loss reserves) for which a book and tax basis difference does not exist. From a mechanical perspective, the reduction of a deferred tax liability would typically be recorded through the deferred tax expense line and would require no subsequent

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adjustment to reconcile the effective tax rate on the financial statement footnotes. It is the Company’s position that the nature in which the equalization reserves are converted to ‘real loss reserves’ through intercompany reinsurance arrangements creates a wholly unique situation whereby the mechanics of the tax provision produce an anomalous and unintended results. It seems clear to the Company that ASC 740 was not written to contemplate a transaction of this nature. The following excerpt from SFAS 109, Basis for Conclusions, paragraph 78, supports the Company’s view that the FASB never contemplated a situation whereby a temporary difference would not result in a taxable amount.

“An enterprise might be able to delay the future reversal of taxable temporary differences by delaying the events that give rise to those reversals, for example, by delaying the recovery of related assets or the settlement of related liabilities. A contention that those temporary differences will never result in taxable amounts, however, would contradict the accounting assumption inherent in the statement of financial position that the reported amounts of assets and liabilities will be recovered and settled, respectively; thereby making that statement internally inconsistent. For that reason, the Board concluded that the only question is when, not whether, temporary differences will result in taxable amounts in future years.” (Emphasis added).

The following example illustrates this anomaly. This example utilizes the figures presented in the Company’s answer to comment 2 above. Again, the Company assumes a reinsurance transaction with $8,000 of ceded premiums, $12,000 of ceded losses, and $1,000 of operating expenses at the Luxembourg entity. The following illustration compares the Company’s current accounting for changes in the deferred tax liability for equalization reserves and the alternate accounting on a consolidated basis (all NGHC amounts shown are for illustrative purposes).

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	Current Accounting			Alternate Accounting
Income Statement:	NGHC	Lux	Total	NGHC	Lux	Total

Earned Premium	75,000		75,000	75,000	—	75,000

Earned Premium – Interco.	(8,000)	8,000	—	(8,000)	8,000	—

Incurred losses	(55,000)		(55,000)	(55,000)	—	(55,000)

Incurred losses – Interco.	12,000	(12,000)	—	12,000	(12,000)	—

Expenses	(3,000)	(1,000)	(4,000)	(3,000)	(1,000)	(4,000)
Change in Liability	—	1,500	1,500	—	—	—

Pre-tax income (loss)	21,000	(3,500)	17,500	21,000	(5,000)	16,000

Def. Tax (expense)/benefit	—	1,750	1,750		3,250	3,250

Current Tax (expense)/benefit	(7,350)		(7,350)	(7,350)		(7,350)

Total Tax (expense)/benefit	(7,350)	1,750	(5,600)	(7,350)	3,250	(4,100)

Net Income	13,650	(1,750)	11,900	13,650	(1,750)	11,900

	Current Rate Reconciliation			Alternate Rate Reconciliation
Pre-tax Income		17,500			16,000
		35%			35%

Tax at Statutory Rate		6,125	35.0%		5,600	35.0%

Permanent Difference		(525)	–3.0%		(1,500)	–9.4%

Tax Expense		5,600	32.0%		4,100	25.6%

For financial statement purposes, the example illustrates how both methodologies result in the same net income on a consolidated basis; however, the effective tax rates vary significantly between the two.

Under the current accounting, the reduction in deferred tax liability is recorded as above the line income. For purposes of calculating the company’s total tax expense, this item is treated as a permanent difference (i.e. – it is income recorded for U.S. GAAP purposes but will not appear on a U.S. or Luxembourg tax return). This accounting provides for a typical tax rate

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December 24, 2013

reconciliation whereby book income at the statutory rate is adjusted for permanent items to arrive at the actual tax expense on the financial statements.

Under the alternative accounting, the Company would record the reduction of the deferred tax liability in its deferred tax expense. As stated above, this change in accounting has no effect on the net income reported, however, when attempting to reconcile the recorded tax expense to the statutory rate, there is a disconnect. Under the alternative accounting, there are no permanent items which reconcile the statutory expense of $5,600 with the financial statement expense of $4,100. The only way to reconcile the rates is to treat the deferred tax expense as a permanent item. The Company has found no authoritative support for treating a temporary item as a permanent item for purposes of reconciling a company’s tax rate; nor can the Company reference another situation where an adjustment of this nature has or would be made. The result of the alternative accounting is a significantly lower effective tax rate than the Company’s current accounting. It is the Company’s position that this produces an artificially lower effective tax rate that does not fairly present the Company’s actual tax expense, and therefore is materially misleading to investors.

It is the Company’s belief that the primary reason for this anomaly in the tax provision is that the Company is able to ‘convert’ carried equalization reserves (which have a difference in book and tax basis) into ‘real’ loss reserves (which do not have a difference in book and tax basis) through intercompany reinsurance arrangements. The effect of this conversion is that the Company reduces a deferred tax liability through reclassification rather than through settlement of any tax liability in Luxembourg. Because the Company can reduce or eliminate a liability without realizing any taxable income in Luxembourg, it is the Company’s position that the income generated is a component of the approximately $10 million of economic benefit realized by the Company. As such, the Company believes it is more appropriately recorded as above the line income rather than as realization of a deferred tax liability on the tax expense line.

In the Staff’s most recent comment, the Staff inquired as to why this is not treated as a foreign tax rate differential in the Company’s rate reconciliation. Foreign tax rate differentials occur when income at a foreign subsidiary is recorded for GAAP financial statement purposes but is taxed at a rate different than the U.S. statutory rate of 35%. This typically occurs when income is included in the GAAP financials but not the U.S. tax return. This creates a reconciliation item where the tax expense at 35% on non-includable foreign income must be adjusted to reflect the local jurisdictional tax rate paid. The Company does not believe that applies in this instance for the following reasons:

1.	Income generated at the Company’s Luxembourg subsidiary, as calculated for the U.S. GAAP financials, is includable in the Company’s U.S. tax returns at 35%. As discussed above, the difference in book income and taxable income related to the recording of the deferred tax change above the line is recognized as a permanent item in the rate reconciliation.

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2.	While the operation of the equalization reserves under Luxembourg law results in zero taxable income year over year, this is not reflective of a 0% tax rate. Luxembourg has a statutory rate of 29.22%, which is only incurred if the equalization reserves are written off through income. As discussed above, the reduction of equalization reserves through reinsurance does not result in the Company incurring this tax.

3.	It should also be noted that U.S. tax law does not take into account the equalization reserves in calculating the income or loss of the controlled foreign corporation that is includable currently in the U.S. return.

Financial Statements

Notes to Consolidated Financial Statements Note 2: Accounting Policies

(f) Ceding Commission Revenue, page F-8

5.	We acknowledge your response to previous comment 2. Please elaborate on how your Personal Lines Quota Share arrangement meets the significant insurance risk criterion of ASC 944-20-15-41a. In your response, as it relates to timing risk:

•	Please tell us and revise your disclosure to explain:

•	What insurance policies are covered under the quota share agreement and how their term compares to the three-year term of the quota share agreement;

•	When the provisional ceding commission of 32% is paid during the three-year term of the agreement;

•	How the “adjustment” to the ceding commission as disclosed on pages F-50 and F-101 and elsewhere in your filing is calculated, including how the “loss ratio” used to determine the amount of ceding commission “adjustment” is calculated. It should be clear from the disclosure whether it is the same as or differs from the “net loss ratio” as disclosed in Selected Financial Data and MD&A;

•	The timing of adjustment throughout the three-year agreement;

•	How the quarterly “net payments” referred to in the fourth paragraph on page 10 of your response are calculated;

•	When net payments are made in relation to the timing of payments you make to settle a policyholder claim; and

•	When the final adjustment is made.

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•	Provide us an illustration that shows how the timing of the reinsurer’s payments depend on and directly vary with the amount and timing of claims settled under the contract.

•	Explicitly state whether there are any features that delay timely reimbursement.

Response: In response to this comment, the Company supplementally advises the Staff as follows:

A. Policies Covered Under the Quota Share

The 50% quota share arrangement (the “Quota Share”) covers the Company’s property and casualty (“P&C”) personal automobile and commercial vehicle policies written or renewed with an effective date between March 1, 2010 and July 31, 2013. It does not cover the Company’s accident and health policies and also excludes premium ceded to state-run reinsurance facilities. The policies ceded have terms of six or twelve months and may be renewed for an additional six or twelve months based on the original policy term. A description of the P&C business ceded under the Quota Share is included in several places in the Registration Statement (e.g., pages 1, 4, 19, 20, 44, 48, 85 and 88), and a description of the term of the policies is included on page 46 under the heading, “Net earned premium.”

B. Description of the Ceding Commission and Settlement under the Quota Share

The Quota Share provides for the payment of a provisional ceding commission of 32%, which is settled in cash quarterly. As described in the illustration contained in subsection C below, this balance is settled on a net basis based on ceded earned premiums less paid losses and loss adjustment expense (LAE) less the provisional ceding commission. Within 30 days after the end of each quarter, the Company reports the results to the reinsurer and if the net result is positive, the Company pays the reinsurer at that time. If the net result is negative, the reinsurer pays the Company within 10 days after receipt and verification of the Company’s report.

As described in the Registration Statement on page 48 in the third paragraph under the heading “Personal Lines Quota Share”, the Quota Share provides that the reinsurers pay a provisional ceding commission equal to 32.0% of ceded earned premium, subject to adjustment to a maximum of 34.5% if the loss ratio for the reinsured business is 60.0% or less and a minimum of 30.0% if the loss ratio is 64.5% or higher. The adjustment to the provisional ceding commission is calculated at the end of, and with respect to, each calendar year during the term of the Quota Share (an “adjustment period”), with the final adjustment period following termination of the Quota Share ending at the end of the run-off period. As disclosed in the Registration Statement on page 48 and elsewhere, effective August 1, 2013, the Quota Share was terminated with respect to all new and renewal P&C policies bound after July 31, 2013.

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The adjustment is calculated by comparing the provisional ceding commission paid to the “adjusted commission rate” applicable to the adjustment period. The adjusted commission rate, which is calculated and reported by the reinsurer to the Company within 30 days after the end of each calendar year, is calculated by first determining the “actual loss ratio” for the adjustment period, which loss ratio is calculated in the same manner as the net loss ratio disclosed in the Registration Statement in Selected Financial Data and MD&A. The adjusted commission rate ranges between 30% and 34.5%, and varies inversely with a range of actual loss ratios between 60% and 64.5%, such that the adjusted commission rate is determined by applying the actual loss ratio to the following matrix:

Loss Ratio	Commission Rate

64.5% or greater	30.0%
64.0%	30.5%
63.5%	31.0%
63.0%	31.5%
62.5%	32.0%
62.0%	32.5%
61.5%	33.0%
61.0%	33.5%
60.5%	34.0%
60.0% or less	34.5%

The Company accrues any adjustments to the provisional ceding commission based on the loss experience of the ceded business on a quarterly basis. Remittance of any positive difference between the adjusted commission rate over the provisional ceding commission is paid by the reinsurer to the Company, and any negative difference is paid by the Company to the reinsurer within 12 months after the end of the final adjustment period (other than with respect to the initial year of the agreement with respect to which initial remittance was made 24 months after the end of the first adjustment period).

C. Illustration of the Timing and Settlement of Payments to (from) the Reinsurer

As noted above, net settlement of claims and the provisional ceding commission occurs on a quarterly basis during the month following the end of each quarter. The net payments are based on earned premiums less paid losses and LAE less the provisional ceding commission for the quarter. The following is an illustration of how the Quota Share balances are settled net on a quarterly basis. The results are based on the transactions that occur within the given quarter and are settled the month following the end of the quarter:

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	Second Quarter
	April	May	June	Total

Ceded Premiums	$1,500	$1,200	$1,300	$4,000

Ceded Paid Loss	(870)	(696)	(754)	(2,320)

Ceded Paid LAE	(87)	(70)	(75)	(232)
Provisional Ceding Commissions	(480)	(384)	(416)	(1,280)

Net Due to (from) Reinsurer	$63	$50	$55	$168

In this illustration, the Company would settle with the reinsurer and submit a net payment of $168 in the month of July.

Except with respect to the settlement of the adjustment to the provisional ceding commission as described above, there are no features that delay timely reimbursement of the earned premiums, paid loss and LAE, and base provisional ceding commissions.

In response to this comment, the Company proposes to supplement the disclosure in the third paragraph under the header “Personal Lines Quota Share” on page 48 of the Registration Statement by adding the following text to the end of that paragraph:

The Personal Lines Quota Share provides for the net settlement of claims and the provisional ceding commission on a quarterly basis during the month following the end of each quarter. The net payments are based on earned premiums less paid losses and LAE less the provisional ceding commission for the quarter. The adjustment to the provisional ceding commission is calculated at the end of, and with respect to, each calendar year during the term of the Quota Share (an “adjustment period”), with the final adjustment period following termination of the Quota Share ending at the end of the run-off period. The adjusted commission rate, which is calculated and reported by the reinsurers to the Company within 30 days after the end of each adjustment period, is calculated by first determining the “actual loss ratio” for the adjustment period, which loss ratio is calculated in the same manner as the net loss ratio as disclosed in this Prospectus. The adjusted commission rate is set based on the actual loss ratio within a range between 30.0% and 34.5%, and varies inversely with a range of actual loss ratios between 60.0% and 64.5%, such that the adjusted commission rate will be higher than 32.0% if the actual loss ratio is lower than 62.5%, and lower than 32.0% if the actual loss ratio is higher than 62.5%, subject to the caps described above.

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6.	Regarding the significant loss criterion of ASC 944-20-15-41b, please tell us:

•	The amount of the loss you identified that the reinsurer may realize and why you deemed it significant; and

•	How you determined that the loss described above was reasonably possible.

Response: In response to this comment, the Company supplementally provides the following actuarial analysis supporting its determination that the Quota Shares satisfies applicable risk transfer requirements.

As an initial matter, the Company believes that the Quota Share meets the conditions of ASC 944-20-15-41a. Underwriting risk is transferred in the contract as the future outcomes of the claims payments were unknown at the time of the contract inception. Also unknown was the timing of the claims payments specified by the reinsurance contract. The loss payments required by the contract from the reinsurer to the Company were quarterly in nature and directly varied with the payments made by the Company in the preceding calendar quarter. The transfer of insurance risk was significant, as other than the minimal swing in the ceding commission (which is addressed below as part of the NPV testing under 944-20-15-41b), the risk to the reinsurer is equivalent to the risk of the insurer.

The Company believes that the significant loss criterion of ASC 944-20-15-41b was satisfied with respect to the Quota Share. In summary, the testing for significant loss on the part of the reinsurer involves a stochastic approach which measures the net present values of the incoming and outgoing cash flows generated by the reinsurance contract. Analysis is performed in order to determine the inherent process risk, parameter risk, timing of loss payments, distribution of aggregate losses, and mean of the loss distribution. The following paragraphs detail the analysis undertaken, the selections made for the variables of the analysis, and the conclusions of the stochastic modeling to demonstrate the existence of risk transfer.

Process Risk. Process risk, defined as the normal random variation from an actuarial central estimate, was estimated by evaluating the variation of the historical results of both the Company’s and historical industry experience of personal auto exposure. Evaluation of the variance in the Company’s ultimate loss ratio selections for accident years 1998-2008 resulted in a process standard deviation of 6.08%. A similar evaluation of the personal auto industry standard deviation, with an adjustment to reflect the differential in size between the Company and the industry, resulted in a process standard deviation of 6.96%. The selected process risk was 6.52%, an average of the process risk derived from the Company’s experience and the process risk derived from an industry evaluation, reflecting the fact that the Company’s experience was not fully developed and therefore industry results were used to supplement the analysis.

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Parameter Risk. Parameter risk, defined as the risk that the actuarial methods underlying the estimates do not accurately represent the true characteristics of the risk, was also estimated. Potential sources of parameter risk include, but are not limited to, the following: error in estimate of ultimate losses, inaccuracy in prospective claim trend assumptions, inaccuracy in prospective rate change assumptions, differences in prospective exposure mix, a historical period which is too short to capture the emergence of more severe adverse experience, and differences between the “best fit” distribution used in the stochastic process and the actual distribution. The inclusion of the parameter risk selection resulted in a total standard deviation of 7.58% (i.e. an increase to the process variance by a factor of 1.35, or an increase to the process standard deviation of 1.35^.5 = 1.16).

Other Risk Sources. Lastly with regards to the selection of the standard deviation, consideration was given to the fact that the Company was undergoing a change in ownership and senior management, including a potential rebranding of the Company following the sale from GMAC. Total standard deviation was increased by 10% to account for this potential uncertainty in results, resulting in a selected standard deviation of 8.71%.

Mean Ultimate Loss. This standard pricing analysis resulted in an expected ultimate loss ratio for the treaty period of 62.5%.

Distribution of Aggregate Losses. As is common actuarial practice, a lognormal distribution was selected as the stochastic process was simulating aggregate losses. The parameters of the lognormal distribution were selected from the mean and standard deviation discussed above.

Timing of cash flows. The timing of loss payments was selected as part of the standard actuarial pricing process (i.e. from the paid loss development factors). Provisional commission payments and adjustments to the ceding commission were modeled as specified in the reinsurance contract.

Methodology to measure for reasonable potential of significant loss. ASC 944-20-15-41b does not specify what is meant by “reasonable” or “significant.” Most recent actuarial techniques indicate that an Expected Reinsurer Deficit (ERD) approach has the most merit in testing for both of these conditions. ERD is equal to the probability of the present value of underwriting loss times its average severity. This measure incorporates both the frequency and severity of the reinsurer’s potential present value of loss. The standard threshold for an ERD analysis to indicate risk is transferred is an ERD greater than or equal to 1%.

Results of stochastic process. After parameterizing the model, 20,000 trials were produced indicating the NPV of cash flows between the Company and the reinsurer. Each trial simulated a theoretical year and its associated present value of premium, present value of loss payments (dependent upon the randomly selected percentile of the distribution and the selected payment pattern), and the present value of commission payments (as specified by the contract

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given the simulated total loss payments). The resulting Expected Reinsurer Deficit across the 20,000 simulations was 1.18%, and therefore actuarial analysis indicates that the reinsurance contract passed the risk transfer conditions of ASC 944-20-15-41b.

7.	Please explain to us why you indicated that your ceding commission could vary from 30% to 32% in your November 7, 2013 response to comment 2 when it appears from disclosure on page F-50 and elsewhere that it ranged from 30.5% to 34.5% prior to October 1, 2012 and 30% to 34.5% since then.

Response: The reference to 32% in the response to Comment 2 in the Company’s November 7, 2013 response letter was a typographical error, and should instead have referred to 34.5%.

8.	Assuming you can substantiate reinsurance accounting as demonstrated by insurance risk transfer from the preceding comments, we understand you have proposed to revise your financial statement presentation and disclosure to reclassify the portion of your ceding commissions revenue related to the reimbursement for the recovery of acquisition costs as a reduction of your deferred acquisition costs and to present the difference as ceding commission revenue. We believe this is the correction of an error and as such, when you restate your financial statements please revise your filing to include all the disclosures for the correction of an error, including labeling your financial statements as restated, revising your MD&A and providing all the disclosures required by ASC 250-10-50-7. Separately in your response, please tell us how you determined the allocation of your ceding commission revenue between the portion related to the reimbursement of acquisition costs and the remaining portion. Please also explain to us your assertion that this correction will not impact your balance sheet and consider the need to clarify your accounting policy disclosure for the timing of recognition of ceding commissions in the balance sheet and statement of income.

Response: In response to this comment, the Company will revise its financial statements to classify the portion of the ceding commission revenue related to the reimbursement for the recovery of acquisition costs as a reduction of acquisition and other underwriting costs. As the premiums are ceded to the reinsurer on an earned basis and ceding commission revenue is recognized on an earned basis, there is no change to the Company’s deferred acquisition costs on its balance sheet.

In addition, the Company will revise the Registration Statement to label the financial statements as restated and add a footnote discussing the reasons for and the effect of the restatement as required by ASC 250-10-50-7. The proposed footnote disclosure to be included in the next filing of the Registration Statement is attached to this response letter as Exhibit A.

The Company determined the allocation of ceding commission revenue between the portion related to reimbursement of acquisition costs and the remaining portion by calculating

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the portion allocable to acquisition costs. This was determined by first calculating the ratio of the acquisition costs incurred to gross written premium for each period, which resulted in a ratio of approximately 15%. This ratio was then multiplied by the ceded earned premium to arrive at the amount of ceding commission allocable to the reimbursement of acquisition costs for each period. The adjustment to reduce ceding commission revenue and decrease acquisition costs is $71.2 million, $72.3 million, $95.6 million, $88.1 million and $42.7 million, for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010, respectively.

9.	Please revise your statement of income presentation to reflect gross premiums and separately deduct ceded premiums to derive net premiums earned. Clarify what portion of ceded premiums is with related parties to comply with Item 4-08(k) of Regulation S-X.

Response: In response to this comment, the statements of income for all of the periods presented in the Registration Statement will be revised to reflect gross premiums written and to show separately ceded premiums as a deduction in order to derive net premiums written. In addition, consistent with the Company’s existing presentation, the statements of income will indicate what portion of ceded premiums is with related parties to comply with Item 4-08(k) of Regulation S-K.

10.	Your net operating expense ratio and net combined ratio, as presented in Selected Financial Data on page 41, appear to be non-GAAP measures because of the reduction of expenses by service and fee income, which as disclosed on page 46 have no relationship to the amount of insurance coverage provided. As a result, please revise your filing to:

•	Make all the disclosures required by Item 10(e)(i) of Regulation S-K;

•	Revise the label of these measures to more clearly differentiate them from similarly titled measures of other companies (possibly including an “adjusted” nomenclature); and

•	Clearly indicate that your measures may be different from similarly titled measures of other companies.

Response: The Company respectfully believes that the net operating expense ratio and the net combined ratio as presented in the Registration Statement are not non-GAAP measures for purposes of Item 10(e) of Regulation S-K. The net operating expense ratio and the net combined ratio do not meet the following definition of a non-GAAP measure as defined in Item 10(e)(2) of Regulation S-K based on the following two reasons.

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(1) No Directly Comparable Measure is Presented in the Financial Statements

Item 10(e)(2) states that a non-GAAP measure “(i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.” (emphasis added).

There is no other ratio presented in the statement of income, balance sheet or statement of cash flows or calculated and presented elsewhere that would be a directly comparable measure to the net operating expense ratio and combined ratio. An assumption should not be made that the expense operating ratio and combined ratio, without the netting of fee income, are directly comparable GAAP measures since they are not presented in the financial statements.

(2) The Net Operating Expense Ratio and Combined Ratio are Calculated Exclusively Using Financial Measures in Accordance with GAAP

Item 10(e)(4)(ii) of Regulation S-K states that non-GAAP financial measures exclude “(i) Operating and other statistical measures; and (ii) Ratios or statistical measures calculated using exclusively one or both of: (A) Financial measures calculated in accordance with GAAP; and (B) Operating measures or other measures that are not non-GAAP financial measures.”

Each component of the ratios is a financial measure calculated in accordance with GAAP. In the case of the net operating ratio, the ratio is calculated by dividing the net operating expense by net earned premium. Net operating expense consists of the sum of acquisition and other underwriting costs and general and administrative expense less ceding commission income and service and fee income. Each of net earned premium, acquisition and other underwriting costs, general and administrative expense, ceding commission income and service and fee income are calculated in accordance with GAAP. Similarly, the net combined ratio is calculated by adding net loss ratio and net operating expense ratio together. The net loss ratio is calculated by dividing the loss and LAE by net earned premiums, each of which is a measure calculated in accordance with GAAP. Accordingly, the Company believes that these ratios are not non-GAAP measures pursuant to Item 10(e)(4) of Regulation S-K, as they are calculated exclusively using financial measures calculated in accordance with GAAP.

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Additionally, the SEC Final Rule: Conditions for Use of Non-GAAP Financial Measures provides the following discussion of the definition of a non-GAAP measure.

“b. Discussion of the definition

We do not intend the definition of ‘non-GAAP financial measures’ to capture measures of operating performance or statistical measures that fall outside the scope of the definition set forth above. As such, non-GAAP financial measures do not include:

•	operating and other statistical measures (such as unit sales, numbers of employees, numbers of subscribers, or numbers of advertisers); and

•	ratios or statistical measures that are calculated using exclusively one or both of:

•	financial measures calculated in accordance with GAAP; and

•	operating measures or other measures that are not non-GAAP financial measures

Non-GAAP financial measures do not include financial information that does not have the effect of providing numerical measures that are different from the comparable GAAP measure.

[ … ]

We do intend that the definition of non-GAAP financial measure capture all measures that have the effect of depicting either:

•	a measure of performance that is different from that presented in the financial statements, such as income or loss before taxes or net income or loss, as calculated in accordance with GAAP; or

•	a measure of liquidity that is different from cash flow or cash flow from operations computed in accordance with GAAP.”

Based on the foregoing, the Company is of the view that the net operating expense and combined ratios are examples of operating ratios that were not intended to be captured as non-GAAP measures. Similarly, the ratios do not meet the characteristics of the performance and liquidity measures noted above that were intended to be captured as non-GAAP measures.

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The Company believes the method for computing the net expense ratio and net combined ratio as a GAAP measure is varied based on our review of filings of certain publicly traded insurance companies. Examples of other companies disclosing that the GAAP expense and combined ratios are reduced by fee income and policy and installment fees include the following registrants (emphasis added below):

(1)	Travelers Companies, Inc: “GAAP combined ratio is the sum of the loss and loss adjustment expense ratio (loss and LAE ratio) and the underwriting expense ratio. For GAAP, the loss and LAE ratio is the ratio of incurred losses and loss adjustment expenses reduced by an allocation of fee income to net earned premiums. The underwriting expense ratio is the ratio of underwriting expenses incurred reduced by an allocation of fee income, and billing and policy fees and other to net earned premiums. A GAAP combined ratio under 100% generally indicates an underwriting profit. A GAAP combined ratio over 100% generally indicates an underwriting loss. The GAAP combined ratio is an operating statistic that includes GAAP measures in the numerator and the denominator.”

(2)	The Hanover Group, Inc.: “Here, and later in this document, the expense ratio is reduced by installment fee revenues for purposes of the ratio calculation.”

(3)	Hallmark Financial Services, Inc.: “The net expense ratio is calculated for the business units that retain 100% of produced premium as total operating expenses for the unit offset by agency fee income divided by net premiums earned, each determined in accordance with GAAP. For the business units that do not retain 100% of the produced premium, the net expense ratio is calculated as underwriting expenses of the insurance company subsidiaries for the unit offset by agency fee income, divided by net premiums earned, each determined in accordance with GAAP.”

(4)	American Safety Insurance Holdings, Ltd.: “The U.S. GAAP combined ratio is a measure of underwriting performance and represents the relationship of losses and loss adjustment expenses, acquisition and other underwriting expenses net of fee income to earned premiums.”

(5)	First Mercury Financial Corporation: “Expense ratio is defined as the ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums.”

(6)	Progressive Corporation: “Ratios are expressed as a percentage of net premiums earned; fees and other revenues are netted with underwriting expenses in the ratio calculations.”

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December 24, 2013

(7)	Kingstone Companies, Inc.: “Net underwriting expense ratio. The net underwriting expense ratio is a measure of an insurance company’s operational efficiency in administering its business. Expressed as a percentage, this is the ratio of the sum of acquisition costs (the most significant being commissions paid to our producers) and other underwriting expenses less ceding commission revenue less other income to net premiums earned.”

Notwithstanding the foregoing and despite that fact that other public companies calculate this ratio in a manner similar to the Company, the Company proposes to add the following disclosure on pages 42 and 47 of the Registration Statement: “The following measures are used by the company’s management to evaluate financial performance against historical results and establish targets on a consolidated basis. Other companies may calculate these measures differently, and, therefore, their measures may not be comparable to those used by the company’s management.”

In addition, in this comment the Staff refers to, and appears to base its comment in part on, the disclosure in the Registration Statement on page 46 that states that the service and fee income has no relationship to the amount of insurance provided. Upon further review, the Company believes that this referenced disclosure should be clarified in order to better explain the relationship between service and fee income and the Company’s insurance underwriting operations. Service and fee income is related to insurance underwriting operations as it represents an offset to expenses incurred in generating insurance premiums. As discussed in the Company’s response to Comment 11 below, the Company does not separately track the expenses associated with generating service and fee income. Accordingly, service and fee income related to underwriting operations is netted against underwriting operating expenses in the calculation of the net expense ratio, as it represents an offset to expenses incurred in generating insurance premiums.

In response to this comment, the disclosure on pages 46 and F-7 has been revised to clarify that service and fee income is related to, and is intended to compensate the Company for the additional administrative costs associated with processing policies that generate insurance premium, although the amounts of fees charged are not dependent on the amount of insurance coverage provided or the period of coverage and do not entail any obligation to return any portion of those funds. The text of this revised disclosure is set forth in response to comment 11 below.

11.	On page 46 and elsewhere in your filing you indicate that service and fee income is intended to compensate you for additional administrative costs associated with processing. To the extent you would continue to bear these administrative costs if the service and fee income could not be charged to customers, as implied in the third risk factor on page 27, it appears that these revenues are a major driver of your net income. Please address the following comments:

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December 24, 2013

•	Please tell us the incremental costs incurred to generate service and fee income.

•	Please revise your disclosure to provide a more fulsome discussion of your service and fee income and the incremental costs to generate them, including but not limited to:

•	A more complete description of each component;

•	The relative contribution of each component to total service and fee income for each reporting period;

•	How each component is generated;

•	How each component is similar or different from each other; and

•	Any other relevant information material to understanding this source of revenue and its impact on profitability.

Response: Supplementally, the Company advises that it does not separately track costs incurred to generate service and fee income. In response to this comment, the Company proposes to revise the disclosure on pages 46 and F-7 of the Registration Statement to provide a more fulsome discussion of the components of service and fee income and to clarify the relationship between service and fee income and insurance coverage.

“Service and fee income. We currently generate policy service and fee income from installment fees, late payment fees, and other finance and processing fees such as policy cancellation fees and reinstatement fees. These fees are generally designed to offset expenses incurred in generating insurance premiums, and are generated as follows. Installment fees are charged to permit a policyholder to pay premiums in installments rather than in a lump sum. Late payment fees are charged when premiums are remitted after the due date and any applicable grace periods. Policy cancellation fees are charged to policyholders when a policy is terminated by the policyholder prior to the expiration of the policy’s term or renewal term, as applicable. Reinstatement fees are charged to reinstate a policy that has lapsed, generally as a result of non-payment of premiums.

All service and fee income is recognized when services are provided as these amounts charged are primarily intended to compensate us for the additional administrative costs associated with processing policies that generate insurance premium, although the amounts of fees charged are not dependent on the amount of insurance coverage provided or the period of coverage and do not entail any obligation to return any portion of those funds. The costs associated with generating service and fee income are not separately tracked.

Securities and Exchange Commission

December 24, 2013

We also collect service fees in the form of commissions and general agent fees by selling policies issued by third-party insurance companies. We do not bear insurance underwriting risk with respect to these policies. Commission income is recognized, net of an allowance for estimated policy cancellations, at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. The allowance for estimated third-party cancellations is periodically evaluated and adjusted as necessary.”

In addition, in response to this comment, the Company proposes to expand the service and fee income line item discussion in MD&A—Results of Operation for each reporting period to include a table showing the relative contribution of each component of service and fee income to the total service and fee income for such reporting period. The proposed table to be included in the discussion of this line item for each reporting period is set forth below (the following is for the period comparing 2012 and 2011):

	Year ended 2012	Year ended 2011	Change
Installment fees	38,340	41,268	(2,927)
Commission revenue	20,770	7,111	13,659
General agent fees	13,233	5,772	7,460
Late payment fees	10,962	9,127	1,836
Finance and processing fees	10,434	2,839	7,595

Total	93,739	66,116	27,623

In the MD&A, this table will be followed by a discussion that will explain the reasons for material changes during the periods shown above.

Note 10: Income Taxes, page F-38

12.	Please restate your 2010 financial statements to correct the income tax benefit incorrectly recognized in the statement of income on the acquisition date associated with the deduction for acquisition costs commuted to GMAC Insurance Holdings, Inc. immediately prior to your acquisition. Please provide all the disclosures for the correction of an error, including labeling your financial statements as restated, revising MD&A and providing all the disclosures required by ASC 250-10-50-7.

Response: In response to this comment, the Company will restate its 2010 financial statements as requested and will make the required disclosures for the correction of an error, including labeling the financial statements as restated and providing the disclosure required by

Securities and Exchange Commission

December 24, 2013

ASC 250-10-50-7. Please see the proposed footnote disclosure to be added to the Registration Statement as set forth in Exhibit A to this response letter.

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc:	Jeffrey Weissmann, Esq.

EXHIBIT A

PRESENTATION OF RESTATED FINANCIAL STATEMENTS

As discussed below, certain revenue and expense items included in the consolidated statements of income for the years ended December 31, 2012, 2011 and for the period from March 1, 2010 (inception) to December 31, 2010 have been restated from previously reported results. This restatement did not have any impact on the net income, stockholders’ equity and consolidated balance sheets as of and for the periods ended December 31, 2012, 2011 and 2010.

The Company originally reflected the gross amount of ceding commission income based on contractual rates as stipulated in reinsurance agreements in the revenues in the consolidated statements of income for all periods presented. The ceding commission income represents reimbursement for acquisition and other underwriting costs, as well as general and administrative costs incurred on the business ceded to reinsurers. Upon further consideration, the Company determined to classify the portion of the ceding commission revenue related to the-+ reimbursement for the recovery of acquisition costs as a reduction of acquisition and other underwriting costs. Accordingly, as a result of this adjustment the ceding commission revenues and acquisition and other underwriting expenses were reduced by the same amount for all periods presented. The effect of this adjustment on the consolidated statements of income is presented below.

As a result of Company’s acquisition of the P&C insurance business from GMAC as of March 1, 2010, it originally recorded a permanent tax benefit of $18,351. This tax benefit resulted from the Company’s recognition of a loss on commutation under the statutory basis of accounting at the acquisition date. Upon further consideration, the Company has revised its 2010 financial statements to reflect the recognition of a deferred tax asset related to the tax benefit of the loss on commutation at the acquisition date. Accordingly, the Company revised its opening balance sheet as of March 1, 2010 to reflect a deferred tax asset in the amount of $18,351 or 35% of the loss on commutation. The effect of recording this deferred tax asset resulted in an increase in bargain purchase gain of $18,351 related to the GMAC acquisition. This deferred tax asset was subsequently released thereby increasing the provision for income taxes by $18,351 for the period from March 1, 2010 (inception) to December 31, 2010.

A-1

Year ended December 31, 2012	As Previously Reported	Adjustment	As Restated
Consolidated statement of income:
Ceding commission income	$188,916	$(95,616)	$93,300

Total revenues	907,797	(95,616)	812,181

Acquisition and other underwriting costs	206,387	(95,616)	110,771

Total expenses	855,513	(95,616)	759,897

Provision for income taxes	17,307	—	17,307
Net income	33,639	—	33,639
Net income attributable to NGHC stockholders	28,965	—	28,965
Basic earnings per share	$0.64	—	$0.64
Diluted earnings per share	$0.58	$—	$0.58

Year ended December 31, 2011	As Previously Reported	Adjustment	As Restated
Consolidated statement of income:
Ceding commission income	$168,530	$(88,146)	$80,384

Total revenues	765,986	(88,146)	677,840

Acquisition and other underwriting costs	163,337	(88,146)	75,191

Total expenses	717,331	(88,146)	629,185

Provision for income taxes	28,301	—	28,301
Net income	44,114	—	44,114
Net income attributable to NGHC stockholders	39,772	—	39,772
Basic earnings per share	$0.87	—	$0.87
Diluted earnings per share	$0.75	$—	$0.75

Period from March 1, 2010 (inception) to December 31, 2010	As Previously Reported	Adjustment	As Restated
Consolidated statement of income:
Ceding commission income	$92,359	$(42,703)	$49,656
Bargain purchase gain	$14,887	$18,351	$33,238

Total revenues	750,386	(24,352)	726,034

A-2

Acquisition and other underwriting costs	79,458	(42,703)	36,755

Total expenses	627,994	(42,703)	585,291

Provision for income taxes	24,065	18,351	42,416
Net income	102,203	—	102,203
Net income attributable to NGHC stockholders	98,666	—	98,666
Basic earnings per share	$2.17	—	$2.17
Diluted earnings per share	$1.77	$—	$1.77

A-3